NORTHERN ORION RESOURCES INC.
Suite 250, 1075 West Georgia Street
Vancouver, British Columbia, V6E 3C9

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of NORTHERN ORION RESOURCES INC. (the "Company") will be held on the 34th Floor in the Seymour Room,  Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on June 4, 2007, at 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the report of the independent registered chartered accountants thereon for the financial year ended December 31, 2006.

2.

To fix the number of directors at six (6).

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year.

5.

To authorize the directors to fix the remuneration to be paid to the auditor.

6.

To approve the renewal of the unallocated entitlements under the Company's Stock Option Plan.

7.

To approve amendment provisions of and amendments to the Company's Stock Option Plan.

8.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 30th day of April, 2007.

BY ORDER OF THE BOARD

          “David Cohen”
DAVID COHEN
President and Chief Executive Officer